UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. __)*
APIGEE CORPORATION.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
03765N108
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03765N108	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,166,551
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,166,551
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,551
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.72%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03765N108	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,166,551
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,166,551
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,551
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.72%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03765N108	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,916,993
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,916,993
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,993
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03765N108	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,916,993
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,916,993
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,993
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49%
12	TYPE OF REPORTING PERSON OO

Item 1(a):                          Name of Issuer:
Apigee Corporation (the "Issuer").
Item 1(b):                          Address of Issuer's Principal Executive Offices:
10 S. Almaden Blvd., 16th Floor, San Jose, CA  95113.

Item 2(a):                          Name of Person Filing:
(i)
Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (all such funds and accounts, collectively, the “Funds”), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds;

(ii)
Mr. Daniel S. Loeb (“Mr. Loeb”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position; and

(iii)
Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership ("Offshore Master Fund") which invests and trades in securities, with respect to shares of Common Stock directly held by it; and

(iv)	Third Point Advisors II L.L.C., a Delaware limited liability Company (“Advisors II”), which serves as the general partner of Offshore Master Fund.

The Management Company, Mr. Loeb, Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party

Item 2(b):                          Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022.  The address of the principal business office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.
Item 2(c):                          Citizenship:
The Management Company and Advisors II are organized as limited liability companies under the laws of the State of Delaware.  Mr. Loeb is a United States citizen. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.
Item 2(d):                          Title of Class of Securities:
Common Stock, $0.001 par value ("Common Stock").
Item 2(e):                          CUSIP Number:

03765N108.
Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:                                        Ownership:

A. Third Point LLC
(a)      Amount beneficially owned: 3,166,551
(b)      Percent of class: 10.72%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 29,530,613 shares of Common Stock issued and outstanding as of December 1, 2015, as reported in the Company’s report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2015.
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 3,166,551
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 3,166,551

B. Daniel S. Loeb
(a)      Amount beneficially owned: 3,166,551
(b)      Percent of class: 10.72%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 29,530,613 shares of Common Stock issued and outstanding as of December 1, 2015, as reported in the Company’s report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2015.
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 3,166,551
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 3,166,551

C. Third Point Offshore Master Fund, L.P.
(a)      Amount beneficially owned: 1,916,993
(b)      Percent of class: 6.49%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 29,530,613 shares of Common Stock issued and outstanding as of December 1, 2015, as reported in the Company’s report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2015.
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,916,993
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,916,993
D. Third Point Advisors II L.L.C.
(a)      Amount beneficially owned: 1,916,993
(b)      Percent of class: 6.49%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 29,530,613 shares of Common Stock issued and outstanding as of December 1, 2015, as reported in the Company’s report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 8, 2015.
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,916,993
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,916,993

Item 5:                          Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐
Item 6:                          Ownership of More than Five Percent on Behalf of Another Person:
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Item 7:                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8:                          Identification and Classification of Members of the Group:
Not applicable.
Item 9:                          Notice of Dissolution of Group:
Not applicable.

Item 10:                          Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2016

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner
By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 12, 2016, by and between Third Point LLC, Daniel S. Loeb, Third Point Offshore Maser Fund, L.P. and Third Point Advisors II L.L.C.
Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.